Weil, Gotshal & Manges LLP
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October 15, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Ms. Karen J. Garnett

Re:                             New GGP, Inc.
Amendment No. 2 to
Registration Statement on Form S-11
Filed October 15, 2010
File No. 333-168111

Dear Ms. Garnett:

On behalf of our client, New GGP, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-11 (the “Registration Statement”) of the Company (File No. 333-168111), together with certain exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of October 8, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

As discussed with the Staff, the previously contemplated mandatorily exchangeable note structure has been eliminated in the Amendment and the Registration Statement now reflects a common stock offering by the Company.  In addition, the Company has decided that it will only commence the offering of its common stock after Existing GGP emerges from bankruptcy and the related restructuring transactions have been completed, which is currently expected to occur on November 8, 2010. Accordingly, to the extent practicable and to the extent such information is now known by the Company, the information presented in the Amendment is presented as if Existing GGP has emerged from bankruptcy pursuant to the plan of reorganization (the “Plan”) described in the Registration Statement.  We note that while this change in presentation resulting from the revised timing for the offering has resulted in changes in tense and syntax throughout the document, the vast majority of the disclosure, including the financial statements, management’s discussion and analysis of financial condition and results of operations, description of the business and risk factors, are substantially unchanged (except to reflect the responses to the Staff’s comments described in this letter, for the name change of Spinco, Inc. to The Howard Hughes Corporation, or for known changes in the post-emergence capital structure described in the Registration Statement that occurred since its initial filing).  The Company respectfully advises the Staff that it will reflect any material changes in the Plan following the confirmation hearing, which is currently expected to occur on October 21, 2010, in a subsequent amendment to the Registration Statement.

Prospectus Summary

Our Business, page 2

1.                                      Please clarify what you mean by average annual tenant sales per square foot.  Particularly, please explain how you determine trailing twelve month comparable sales and comparable square footage.  Provide similar disclosure in your table on page 126 of your prospectus.

The Company has revised its disclosure on pages 2 and 119 to clarify the Company’s calculation of average annual tenant sales per square foot, including trailing twelve month comparable sales and comparable square footage.

2.                                      Please revise to briefly describe how you calculate NOI.  Clarify whether operating revenues and expenses reflect historical amounts or estimates of future amounts.  Provide similar disclosure in the relevant portion of the Business section of your prospectus.

The Company has revised its disclosure on pages 2 and 118-119 to describe how the Company calculates NOI, which as described in the language preceding the table on such pages is presented on a historical basis and adjusted to eliminate certain items, such as the distribution of The Howard Hughes Corporation (formerly called Spinco, Inc.), which will not be part of the Company’s business as of the Effective Date.  The Company also added a cross reference on page 2 to its discussion and presentation of NOI on a historical basis.

Blackstone Designation, page 8

3.                                      We note that your plan sponsors have entered into subscription agreements with Blackstone Real Estate Partners VI L.P.  Please describe your sponsors’ relationship with Blackstone Real Estate Partners and provide us with a legal analysis of how the Blackstone Designation is consistent with your claimed

Section 4(2) exemption for the distribution of your common stock to your sponsors.

The Company respectfully advises the Staff that shares of its common stock will be issued to Blackstone Real Estate Partners VI L.P. (“Blackstone”) in reliance upon the exemption provided by Section 4(2) of the Securities Act. The Company’s analysis is as follows:

•                  The Plan Sponsors entered into definitive agreements to purchase the common stock of New GGP on March 31, 2010.  As of the date of such agreements, the Plan Sponsors were irrevocably obligated to acquire the common stock of New GGP at a fixed price, subject only to the consummation of conditions outside of their control.  Accordingly, the private placement was deemed to be “complete” in accordance with the Staff’s Compliance and Disclosure Interpretation guidance.  The sale of securities contemplated by the Investment Agreements was not made in connection with a public offering and, therefore, the Company will issue such shares in a private transaction pursuant to Section 4(2) of the Securities Act.

•                  Following the execution of the Investment Agreements, each of the Plan Sponsors entered into privately negotiated purchase agreements with Blackstone, which is not an affiliate of the Company or any of the Plan Sponsors, pursuant to which the Plan Sponsors assigned the right to acquire a portion of their New GGP common stock to Blackstone.  As required under the Investment Agreements, the Company consented to these assignments.  Blackstone made representations in the purchase agreements to the effect that it is an “accredited investor” and that it is acquiring the New GGP common stock for investment purposes only and not with a view to distribution. Blackstone also acknowledged that such shares were being issued in a private transaction exempt from the securities laws and that the shares can only be sold or otherwise transferred pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act.

•                  The Company believes that the Plan Sponsors’ assignment of their right to subscribe for a portion of the New GGP common stock should not be viewed as tainting the original private placement between the Company and the Plan Sponsors, since the Plan Sponsors’ investment was complete for Securities Act purposes when they became irrevocably bound to purchase the shares (i.e., upon the execution of the Investment Agreements).  The Plan Sponsors’ subsequent decision to assign a portion of their shares to another accredited investor is not inconsistent with this analysis.  As for the assignment itself, the Company believes that this transaction is exempt from registration as a private transaction not involving the issuer (a so-called “4(1-1/2)”

sale).  The Company believes that the fact that this assignment was made after it had filed a registration statement for the exchangeable notes does not mean that the assignment transaction should be integrated with the public offering contemplated by the registration statement.  Rather, the Company believes that the assignment of the shares to a single sophisticated investor falls within the criteria for concurrent public and private offerings set forth in the Staff’s “no-action” letter dated June 26, 1990 to Black Box Incorporated and subsequent letters.

Plan of Reorganization, page 6

4.                                      We note your response to comment 17 in our letter dated August 19, 2010.  We also note your disclosure on pages 62 and 69 that Existing GGP shareholders will receive one share of New GGP common stock for each shares of Existing GGP common stock pursuant to the Plan.  Within this section and in your Plan of Reorganization section on page 43, please briefly describe the consequences of your reorganization to Existing GGP shareholders.

The Company has revised its disclosure on pages 7 and 34 to describe the consequences of its reorganization to Existing GGP shareholders.

Funding of the Plan, page 7

5.                                      We note your response to comment 13 in our letter dated August 19, 2010.  Please revise the introductory paragraph to include a brief overview of each source of funding for the plan and quantify the amount expected from each source to reach the $8.495 billion needed to fund the plan.  We note that you have provided detailed descriptions of the funding sources in this section, but we believe that an overview may be useful to investors.

The Company has revised its disclosure on page 7 to provide a brief overview of the sources of funding for the plan of reorganization to reflect anticipated changes in the post-emergence capital structure of the Company.

Corporate Structure, page 10

6.                                      Please revise the chart to include the percentage ownership held by the Public, each of the Plan Sponsors, and Blackstone, respectively.

The Company has revised its disclosure on page 9 to include a placeholder for the percentage ownership of the Public, the Plan Sponsors, Texas Teachers and Blackstone, which will be based upon the midpoint of the price range to be set forth on the cover page of the prospectus.  The Company respectfully advises the Staff that percentages cannot be calculated until a price range is included, at which time the Company will include the percentages.

Termination, page 51

7.                                      We note your response to comment 27 in our letter dated August 19, 2010 and your revised disclosure on page 53 of your prospectus.  Please expand your disclosure to state whether you will seek new capital in the event that you are unable to consummate the investment agreements with Fairholme and Pershing Square.  In such event, please disclose the maximum amount of time you will spend seeking new capital before you redeem the notes.

As previously discussed with the Staff and as highlighted above, the Company has converted the offering from an offering of mandatorily exchangeable notes prior to Existing GGP’s emergence from bankruptcy to an offering of common stock following Existing GGP’s emergence from bankruptcy.  As a result, the Company respectfully advises the Staff that at the time the offering of common stock is commenced, the transactions contemplated by the Investment Agreements will have been consummated; accordingly, the requested disclosure would not be relevant to potential investors in the post-emergence common stock of the Company.

Spinco Note and Indemnity, page 55

8.                                      Please revise to provide an introductory, summary description of the purpose and effect of the Spinco Note.  Also, please disclose the material terms of the Spinco Note, including the interest rate, if known, the payment dates, and the initial payment date, if the Spinco Note is issued.

The Company has revised its disclosure on pages 44-45 to provide a summary description of the purpose and effect of the Spinco Note and to add its material terms to the extent known.  The Company does not yet know the interest payment dates and the initial payment date.  As disclosed in the Registration Statement, based on currently available information, the Company does not expect that the Spinco Note will be issued.

Dilution, page 68

9.                                      Please revise your table to present historical net tangible book value and the effects that the transactions described on page 73 have on net tangible book value.

The Company has revised its disclosure on page 57 to present the historical net tangible book value and the related effects of the transactions on net tangible book value.

Selected Historical Consolidated Financial Data, page 70

10.                               We note your response to prior comment 29 and your revised disclosures on pages 71 and 72.  Please tell us how you have complied with Item 503(d) of Regulation S-K.  You indicate in your response that you have included pro forma ratios on page

71 but it is unclear if the ratios included are presented on a historical or pro forma basis.  Please advise and provide us with your evaluation of the need for disclosure of pro forma ratios.

As previously discussed with the Staff and as highlighted above, the Company has revised its offering from an offering of mandatorily exchangeable notes prior to Existing GGP’s emergence from bankruptcy to an offering of common stock following Existing GGP’s emergence from bankruptcy.  As a result, the Company is no longer offering debt securities, and Item 503(d) of Regulation S-K is no longer applicable. The Company has revised its disclosure to remove the historical and pro forma ratios.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 73

11.                               We note your response to prior comment 30 and your revised disclosure on page 82.  Please advise us of the value assigned to these warrants, where the amount is included in your financial information, and how you intend to account for the issuance of the permanent warrants.

The Company respectfully advises the Staff that the estimated value of the permanent warrants is $338.5 million, which has been reflected as an adjustment to the equity contribution of the Plan Sponsors.  The warrants will be included in equity in the Company’s opening balance sheet as of the Effective Date, and accordingly, no expense will be recorded for the permanent warrants following the Effective Date.  The Company has revised its disclosure on page 70 to include the value assigned to the permanent warrants and to clarify where the amount is included in its financial information.

12.                               We note your response to prior comment 31 and your revised disclosure on pages 73 and 74.  Please provide us with a detailed analysis of how you determined that you met the criteria for applying the acquisition method of accounting, and cite the relevant guidance in your response.  Identify the acquirer along with your basis for that determination.  Please also discuss how you determined that the acquirer obtained control and specifically address the non-control agreements disclosed on page 53 of your filing.

The criteria for applying the acquisition method of accounting is contained in ASC 805-10-5-01 that states that “the Business Combinations Topic provides guidance on the accounting and reporting for transactions that represent Business Combinations to be accounted for under the acquisition method of accounting (as described under ASC 805-10-05-4)”.  ASC 805-10-20 defines a “Business Combination” as a transaction or other event in which an acquirer obtains control of one or more businesses.  It goes on to define an “acquirer” as an entity that obtains control of one or more businesses and “control” as the direct or indirect ability to determine the direction of management and policies through ownership, contract, or otherwise.

ASC 805-10-20 continues with the definition of a Business as: An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. The prior operating history of Existing GGP as a stand-alone public enterprise indicates that it is a Business for purposes of applying ASC 805.

The Investment Agreements provide that, subject to the conditions set forth in such agreements, New GGP shall own, as a result of a series of transactions, a 100% common stock ownership interest in Existing GGP.  First, New GGP will be formed as a wholly-owned subsidiary of Existing GGP with minimum capital.  Then, the Plan Sponsors and Texas Teachers will fulfill their equity commitments and receive New GGP common stock and warrants.  The common stock held by Existing GGP will be cancelled in this step, making the Plan Sponsors and Texas Teachers the sole owners of New GGP.  Next, New GGP will form a series of wholly-owned subsidiaries, one of which will merge into Existing GGP (with Existing GGP surviving) by transferring New GGP stock (received from New GGP along with New GGP’s cash), on a one-for-one basis (excluding fractional shares), to the common stockholders of Existing GGP in exchange for all of the outstanding common stock of Existing GGP.  As a result, New GGP will own the net assets of Existing GGP.  New GGP’s cash, which will be contributed to Existing GGP, will be used to satisfy the cash obligations contemplated by the Plan. Accordingly, New GGP is deemed the acquirer in the business combination with Old GGP pursuant to ASC 805-10-55-10 based an our consideration of the factors from ASC 805-10-55-11 through 55-15.

Finally, the Investment Agreements provide for certain non-control agreements with respect to the Plan Sponsors. The non-control agreements set forth, among other things (a) the size of, the minimum number of independent directors on, and the composition of the nominating committee of, New GGP’s board of directors, (b) voting for directors and certain other matters, (c) required approvals for (i) certain change in control transactions and related-party transactions involving the applicable Plan Sponsors and (ii) the applicable Plan Sponsors to increase its percentage ownership in the applicable company above an agreed cap, and (d) transfers of shares of the applicable company by the Plan Sponsors.  These agreements were created as a form of protection for the former common stockholders of Existing GGP as they are in a minority position after the change of control.  The existence of the non-control agreements are not a factor in determining if there is a change in control as Existing GGP is acquired by New GGP, not by any individual Plan Sponsor.

The Company has revised its disclosure on pages 62-63 to further clarify why acquisition accounting is appropriate.

13.                               We note your response to prior comment 32 and your revised disclosures.  Notwithstanding our comment above regarding the appropriateness of applying the acquisition method of accounting, tell us your basis for your method of determining the purchase price including the assumed value of $10 per share to value the Existing GGP common equity.

The Company respectfully advises the Staff that the cash amount utilized in the calculation of the purchase price reflects those amounts to be funded by the Plan Sponsors, Blackstone and Texas Teachers pursuant to their respective investment agreements.  The fair value (as estimated as provided by the acquisition method of accounting) of any liabilities assumed in the transaction is included in the consideration paid by New GGP for the acquisition of  Existing GGP.

The Company respectfully advises the Staff that it determined the component of the purchase price related to the acquisition of Existing GGP stockholder common stock is based on an assumed $10 per share value of New GGP’s common stock, the actual value of which cannot be determined until Existing GGP’s emergence from bankruptcy and commencement and trading of the Company’s common stock following the distribution of THHC.  The Company believes that this assumed value was reasonable as it was the value that was used by the Plan Sponsors for their investment in the Company (after the distribution of THHC), which was reflected in the Plan that was supported by Existing GGP’s board of directors and management as well as the Bankruptcy Court, the equity committee and the creditors’ committee.  Once a separate trading value is established for the Company following the Effective Date, the Company will reflect the trading value in its pro forma financial statements in lieu of the assumed $10 per share value.

14.                               We note your response to prior comment 37 and your revised disclosure.  Please clarify if you considered whether the below market leases have fixed rate renewal options and, if so, how those are considered in the determination of the amortization period.  Discuss probability of these renewals in your response.

The Company respectfully advises the Staff that each lease renewal option is individually evaluated to determine if the tenant had/has a significant economic incentive to exercise the option, typically determined by the degree to which the option is favorable to the tenant. If the option is significantly below market, the option is assumed to be exercised and the amortization period would coincide with the extended lease term (i.e., the remaining base year plus the renewal option(s)). In addition, the Company assumes an option would not be exercised if it was not favorable to the tenant (i.e., they would instead re-negotiate the lease to a prevailing market rent instead of exercising an unfavorable option). The probability of renewal is therefore assumed to be 100% or zero (depending on the favorable or unfavorable nature of the option) and the options and option periods are analyzed on a binary basis — either the option is exercised, or it is not, with the decision resulting in an amortization period that either includes the option period, or does not. The Company has revised its disclosure on page 64 to clarify this assumption.

Notes to Pro Forma Condensed Consolidated Balance Sheet, page 81

15.                               Please revise your pro forma presentation of your condensed consolidated balance sheet and your condensed consolidated statements of operations to cross reference the adjustments to the explanation and calculation of those adjustments within your notes to the pro forma financial statements.

The Company has revised its pro forma presentation of its condensed consolidated balance sheet and condensed consolidated statements of operations on pages 66-79 to cross reference the adjustments to the explanation and calculation of those adjustments within the notes to the pro forma financial statements.

Plan Adjustment, page 81

16.                               We note your response to prior comment 34 and your revised disclosure.  Please present the items noted in your explanation in footnote (2) Cash and cash equivalents in tabular form.  Please ensure that the amounts reconcile to the adjustments presented within the pro forma balance sheet.  Also, tell us how the amounts relate to the amounts disclosed in the table “Use of Funds” on page 82.

The Company has revised its disclosure on page 69 to present the items noted in tabular form.  In addition, the amounts disclosed in the table “Use of Funds” on page 68 have been revised to be presented in a manner which no longer requires a reconciliation.

Estimated Purchase Price, page 85

17.                               Please reconcile the amount of cash on hand presented of $485,000 with the amount disclosed within plan adjustment number 1.  Please disclose why the difference exists.

The Company has revised its presentation of cash on hand on page 69 in a manner which eliminates the need for a reconciliation.

Notes to Pro Forma Condensed Consolidated Statements of Operations

Acquisition Method of Accounting Adjustments, page 88

18.                               We have reviewed your response to comment 43.  Please revise your pro forma income statement to remove the adjustment that eliminates the provisions for impairment or provide us with additional information regarding your compliance with Article 11 of Regulation S-X.

The Company has revised its disclosure on pages 77-79 to remove the adjustment that eliminates the provisions for impairment from the pro forma income statement.

19.                               Please disclose the nature and method of calculation of your adjustment to the amount of equity in income of unconsolidated real estate affiliates.

The Company has revised its disclosure on page 79 to provide the nature and method of calculation of the adjustment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Distribution of Spinco, page 91

20.                               Please tell us why you have not included the Spinco note within your description of certain agreements into which you expect to enter with Spinco.

The Company has revised its disclosure on page 83 to include a reference to the Spinco Note.

Operations, page 92

21.                               We have reviewed your response to comment number 44 and the revised disclosures.  Please further revise your disclosure to quantify the amount of revenue attributable to the national tenant which is in bankruptcy.  Please also address the expectation that this bankruptcy will have on your liquidity needs.

The Company respectfully advises the Staff that none of its national tenants are currently in bankruptcy. The Company has revised its disclosure on page 84 to clarify that the bankruptcy of a single national tenant has not previously had a material impact on the Company’s business and that none of its national tenants are currently in bankruptcy.  The Company further revised its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to clarify the potential impact that the bankruptcy of a national tenant could have on the Company.

Historical Reportable Segments, page 93

22.                               Please define “trailing 12 month total tenant sales per square feet” as it is used in your operating statistics on page 94.

The Company has revised its disclosure on page 85 to include the definition of “trailing 12 month total tenant sales per square feet.”

Results of Operations

Three Months Ended June 30, 2010 and 2009

Retail and Other Segment, page 96

23.                               You disclose that minimum rents decreased due to base rents related to, in part, conversion of leases from base rent to percent in lieu leases and rent relief granted.  Please expand your discussion to also address the following:

•                  Explain what you mean by “percent in lieu leases” and “rent relief granted;”

•                  Discuss the reason for the conversions to percent in lieu leases and your expectations for additional conversions in the future;

•                  You also note that the decrease in base rents was offset by an increase in percent in lieu rents resulting from the conversion of certain tenants’ leases from base rent leases.  Please advise us of the net effect on minimum rents due to these conversions; and

•                  Describe the circumstances surrounding rent relief granted and your expectations for additional relief in the future.

If known, please also quantify the portion of the decrease in minimum rents attributed to each of the causes you describe.

The Company has revised its disclosure on pages 87-88 to further address points 1, 2 and 4 at the Staff’s request.  The Company respectfully advises the Staff that although it tracks modifications to each of its individual leases and is generally aware of the impact that such modifications have on net revenues, it does not record this information in a way that allows the Company to quantify the net effect on minimum rents resulting from the conversion of base rate leases to percent in lieu leases or other forms of rent relief.

Master Planned Communities Segment, page 97

24.                               You disclose that the increase in land sales and land sales operations in 2010 was primarily the result of the recognition of $52.9 million of deferred revenue and $48.3 million of associated costs of sales related to condominium unit sales at the Nouvelle at Natick, where sales through June 30, 2010 have now surpassed the threshold of sold units required for recognition of revenue under percentage of completion method.  Please tell us how you determined that it is now appropriate to use the percentage of completion revenue recognition method.  Please address each of the criteria detailed in ASC 360-20-40-50 in your response.

The Company respectfully advises the Staff that the criteria for revenue recognition on the percentage of completion method for the project have been met in the second quarter of 2010.  Such criteria are: (i) construction is beyond a preliminary stage, (ii) the buyer is committed to the extent of being able to require a refund, except for non-delivery of the unit, (iii) sufficient sales of units have occurred to ensure the entire property will not revert to rental property, (iv) sales prices are collectible, and (v) the Company has the ability to reasonably estimate the aggregate sales proceeds and costs (ASC 360-20-40-50).  They key criteria that were surpassed in the three months ended June 30, 2010 are that (i) stabilizing local market conditions enabled the Company to estimate the aggregate sales proceeds of the remaining units and (ii) the Company made certain decisions with respect to affordable housing commitments to enable a reasonable estimate of the aggregate project costs.

Six Months ended June 30, 2010 and 2009

Retail and Other Segment, page 99

25.                               You disclose that minimum rents decreased, in part, due to rental revenue associated with co-tenancy clauses that have been triggered.  Please expand your discussion to further explain your exposure to these co-tenancy clauses as well as your expectations regarding future triggers.  Please discuss, with quantification if possible, any known clauses that are “at risk” of being triggered.

The Company has revised its disclosure on page 91 to provide further explanation of its exposure to certain co-tenancy provisions and its expectations regarding future triggers. The Company respectfully advises the Staff that co-tenancy provisions have not had a material impact on the Company’s revenues during the periods discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and there are no known clauses at risk of being triggered that could reasonably be expected to have a material impact on the Company’s future revenues.

Contractual Cash Obligations and Commitments, page 114

26.                               We note your response to prior comment 48.  Please tell us why you excluded the amounts described in footnote (1) from your historical contractual obligations.  It is not clear why the adjustments are appropriate for disclosure of historical amounts.

The Company has revised its disclosure on page 106 to include the amounts described in footnote (1) in the appropriate column of the table and included footnote disclosure explaining the nature of such amounts.

Industry and Market Data, page, 121

27.                               Within your prospectus, please provide a brief definition or description of the following terms:

•                  The ISM manufacturing index, page 121;

•                  Household net worth, page 122;

•                  Household wealth, page 122;

•                  S&P/Case-Schiller Home Index, page 122; and

•                  University of Michigan Consumer Sentiment Index, page 124.

The Company has revised its disclosure on pages 113, 114 and 116 to include definitions or descriptions of the above terms.

Business

Policies with Respect to Certain Other Activities, page 137

28.                               Please tell us your policy with respect to underwriting the securities of other issuers.  Note that Item 12 of Form S-11 requires a discussion of your policy with respect to each listed activity.

The Company has revised its disclosure on page 129 to state that it does not currently and does not intend to engage in underwriting the securities of other issuers and therefore does not have policies in respect of these activities.

Operating Data, page 155

29.                               We note your response to comment 51 in our letter dated August 19, 2010 and your revised disclosure on page 155 of your prospectus.  Please tell us whether you provide tenant concessions.  If so, please ensure that the average effective annual rental rate reflects those concessions and revise footnote (b) to clarify.

The Company respectfully advises the Staff that it does modify its leases from time to time, including by providing tenant concessions.  The Company has revised the disclosure in footnote (b) on page 147 to clarify that the amounts reflect the actual terms of the leases in effect at the time that the calculation is made and, accordingly, any lease modifications, including tenant concessions, are reflected in the Company’s average effective annual rental rate on page 147.

Management, page 157

30.                               We note your response to comment 53 in our letter dated August 19, 2010 and your revised disclosure on pages 157 and 158.  Please provide additional details regarding each director’s particular skills and attributes that made each individual suitable to be named as a director.  Currently, you make general statements about financial expertise and industry experience, but it is not clear what particular attributes led to the conclusion that each person should serve as a director.

The Company has revised its disclosure on pages 149-152 to clarify each director’s skills and attributes taken into account in naming him or her as a director.

Executive Officer Information, page 160

31.                               We note your response to comment 54 in our letter dated August 19, 2010 and your revised disclosure on page 160 which states that Messrs.  Metz and Nolan have agreed to remain in their roles at New GGP for up to one year.  Please disclose whether, at the expiration of that year, Messrs. Metz and Nolan will possibly be eligible for reelection by the board of directors.

The Company has revised its disclosure on page 154 to clarify that while it is possible that Messrs. Metz and Nolan could be eligible for reelection by the Board of Directors, it is not anticipated that they would be reelected.

Executive Compensation

Modifications to Incentive Compensation Programs for 2009 and 2010, page 165

32.                               We note that you have targeted your compensation at the market median for your peer group.  Please provide a discussion of where your actual compensation payments fell within your targeted parameters.

The Company has revised its disclosure on page 161 to discuss where actual compensation payments fell within the target parameters.

KEIP, page 168

33.                               We note the various potential effective dates and the related emergence incentive pool payouts which are listed on page 170.  Please revise to state whether management or the compensation committee may, at its discretion, extend the payout dates beyond October 1, 2010.

The Company has added disclosure on page 165 to clarify that neither management nor the compensation committee may, at their discretion, revise the terms of the KEIP, as such terms were approved by the Bankruptcy Court and cannot be revised without additional Bankruptcy Court approval.

Underwriting, page 202

34.                               We note your response to comment 61 in our letter dated August 19, 2010 and your revised disclosure on page 202 of your registration statement.  Please provide a more detailed discussion of the factors the underwriters will consider in the book building process to determine the conversion price.

As previously discussed with the Staff and as highlighted above, the Company has converted its offering from an offering of mandatorily exchangeable notes prior to Existing GGP’s emergence from bankruptcy to an offering of common stock following Existing GGP’s emergence from bankruptcy.  As a result, the factors considered by the underwriters to determine the conversion price are no longer applicable.

Tax Classification of the Notes, page 208

35.                               We note your response to comment 62 in our letter dated August 19, 2010; however, it appears that you still have not provided an opinion regarding the tax treatment of the notes.  Your disclosure states the tax classification of the notes is uncertain and you intend to take the position that the notes are properly treated as debt convertible into equity for U.S.  federal income tax purposes.  We also note the disclosure on page 209, which states that investors will not recognize any income, gain or loss on the conversion of notes solely into common stock.  Please provide a revised tax opinion that clearly addresses the tax classification of the notes and the tax consequences of conversion.  If counsel is unable to opine, the opinion should explain why counsel is not able to opine on the tax consequences and discuss the possible outcomes and risks to investors.  If counsel issues a qualified opinion, the opinion should explain why counsel is unable to provide an unqualified opinion and describe the degree of uncertainty in the opinion.  In either case, the disclosure should reflect the opinion provided by tax counsel.

As previously discussed with the Staff and as highlighted above, the Company has revised its offering from an offering of mandatorily exchangeable notes prior to Existing GGP’s emergence from bankruptcy to an offering of common stock following Existing GGP’s emergence from bankruptcy.  As a result, the requested disclosure regarding the tax treatment of the notes is no longer applicable.

Taxation of New GGP, page 217

36.                               We note the disclosure on page 65, which indicates that Existing GGP declared a dividend in the fourth quarter of 2009 to satisfy REIT distribution requirements for 2009.  Please tell us whether Existing GGP has continually satisfied the requirements to maintain REIT status and whether compliance by Existing GGP has any bearing on the ability of New GGP to qualify as a REIT for 2010 and in future years.

The Company respectfully advises the Staff that it believes that Existing GGP has continually satisfied the requirements to maintain its REIT status.  Following the reorganization pursuant to which New GGP will become the indirect parent of Existing GGP, Existing GGP will be a privately held REIT and New GGP will be a publicly held REIT.  The REIT status of a publicly held REIT that is the parent of privately held REITs can be impacted by the failure of Existing GGP, as a subsidiary, to maintain its REIT status.  The Company has revised its disclosure on page 205 to reflect the foregoing.

37.                               We note your response to comment 63 in our letter dated August 19, 2010.  Please revise the disclosure to clarify that Arnold & Porter has also opined that your proposed method of operations will enable you to meet the requirements for qualification and taxation as a REIT, consistent with the language in the draft opinion.

The Company has revised its disclosure on page 198 to clarify that Arnold & Porter has also opined that the Company’s proposed method of operations will enable the Company to meet its REIT qualification requirements.

Legal Matters, page 228

38.                               Please revise to clarify that Weil, Gotshal & Manges LLP is opining on certain tax consequences.

The Company has revised its disclosure on page 214 to clarify that Weil, Gotshal & Manges LLP is opining on certain tax consequences.

General Growth Properties Inc. — Unaudited Interim Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 1 — Organization

General, page F-109

39.                               You disclose on page F-31 and page F-109 that certain of your properties had fair values less than their carrying amounts.  However, based on your plans with respect to those properties, you believe that the carrying amounts are recoverable and therefore, under applicable GAAP guidance, no additional impairments were taken.  Please expand your disclosure to specifically identify these properties and their carrying amounts.  Furthermore, in your MD&A please disclose the percentages by which the undiscounted cash flows exceed the carrying amounts, the significant assumptions used in the undiscounted cash flow analyses that you have relied upon, and a discussion of the degree of uncertainty associated with those key assumptions.

The Company has revised its disclosure for June 30, 2010 on pages 89-90 and F-31 to add certain additional detail to indicate the number of Retail and Other Segment properties with impairment indicators and to reflect that no additional impairment provisions were warranted for such properties.  The Company believes that specific identification of these properties and their carrying amounts are not appropriate given the negative competitive consequences.

The Company respectfully advises the Staff that as of December 31, 2009, estimated fair values were not finalized for properties for which the undiscounted cash flows showed recovery of the carrying value.  The Company did not finalize such fair values because such additional procedures are not mandated by ASC 360.

Given the recent improvements in the economy and the pro forma presentation of the Company’s properties reflecting their estimated fair values at June 30, 2010 due to the application of the acquisition method of accounting, the Company believes that the presentation of the data requested by the Staff for December 31, 2009 is not warranted.

In addition, the Company has revised the MD&A disclosure on pages 89-90 to include the requested percentages and significant assumptions.

40.                               We note your disclosure of impairment losses recognized on pages F-29 and F-109.  Please expand your disclosure to discuss the facts and circumstances leading to each of these impairments.  For reference, see ASC 360-10-50-2.

The Company has revised its disclosure on pages F-30, F-108 and F-109 to further discuss the facts and circumstances leading to each of the impairments.

41.                               We note your disclosure on page 24 that you expect your properties in the Gulf of Mexico region to suffer economically from job losses and reduced tourism as result of the oil spill in 2010.  Please tell us if you considered this to be a triggering event requiring testing for recoverability of those properties.  Please provide us with the details of your analysis, if applicable.  Please see ASC 360-10-35-21 for reference.

The Company has revised its disclosure on page 19 to clarify that it was highlighting a potential economic risk to certain of its properties rather than an expectation of economic suffering in properties in the Gulf of Mexico region as a result of job losses and reduced tourism following the oil spill in 2010.

Notwithstanding the foregoing, the Company respectfully advises the Staff that it does not yet believe that the economic downturn due to job losses in the Gulf of Mexico region or reduced tourism as a result of the oil spill in 2010 to be a “significant adverse change in the business climate” triggering event requiring the testing for recoverability of those impacted properties as defined in ASC 360-10-35-21.  At this time, the Company has not seen a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of any of its properties in the affected region, another potential triggering event as defined in ASC 360-10-35-21.  The Company is monitoring all of its properties and will evaluate them for potential impairment if triggering events are identified.

Fair Value Measurements, page F-112

42.                               We note your response to prior comment 66.  You state that you maintain full control over all operating and management decisions of the Special Consideration Properties.  However, your disclosure on page F-113 states that prior to emergence of the TopCo Debtors, the respective lender can change the manager of the property or put the property, in receivership and GGP has the right to deed the property to the lender.  Please advise us how you considered these rights of the lenders when concluding that you maintain full control over all operating and management decisions; further discuss how you determined that consolidation was the appropriate method of accounting for these properties and the accounting guidance that you relied upon.

The Company believes that the guidance in ASC Subtopic 360-20, Property, Plant, and Equipment—Real Estate Sales, applies to the Special Consideration Properties.  Specifically, the mortgage documents, as amended, which include the provisions regarding the rights of the Company to deed these properties to the applicable lenders, do not satisfy the requirements to recognize a “sale” prior to the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. The rights of the lenders to change the manager of the property or to put the property into receivership do not transfer the risks and rewards of ownership of the property to the lender. As a result, the Company will continue to include the real estate, the related debt, and the results of the real estate’s operations in its consolidated financial statements and will deconsolidate these properties and recognize the gain from the extinguishment of the debt when and if the respective mortgage obligations have been legally satisfied by the transfer of the deed to the applicable lender.

Note 8 — Commitments and Contingencies

Contingent Stock Agreement, page F-139

43.                               You disclose that as of June 30, 2010 you recorded an incremental liability with such amount reflected as additional investment (approximately $178 million) in the CSA Assets which is included in investment property and property held for development and sale.  Since the amount to be paid for the CSA Assets became probable and estimable during the three months ended June 30, 2010, please tell us if you considered determination of this payment to be a triggering event requiring testing for recoverability.  Please provide us with the details of your analysis, if applicable.  Please see ASC 360-10-35-21 for reference.

The Company respectfully advises the Staff that the Summerlin Master Planned Community had impairment indicators and was tested for impairment at June 30, 2010. Such testing indicated that, although the carrying value of the Summerlin assets exceeded the fair value of such assets, the undiscounted cash flows from this property substantially exceeded the carrying value by approximately 135%. The potential impact of the Contingent Stock Agreement effective as of January 1, 1996 has historically been considered in our impairment assessments of the Summerlin Master Planned Community, and the incremental liability recorded at June 30, 2010 simply provided an update on this potential impact.  Accordingly, the Company believes it has appropriately considered ASC 360-10-35-21 (a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable) in its consolidated results for the Summerlin Master Planned Community at June 30, 2010.

Exhibit 8.1

44.                               We note the last paragraph of the draft opinion, which states that the opinion is rendered only to New GGP, Inc.  This limitation on reliance is not appropriate because investors must be able to rely only the opinion.  Please provide a revised opinion that omits this limitation on reliance.

The Company has supplementally provided a revised opinion to the Staff with the paper copy of this letter which removes the referenced limitation.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849.

Sincerely,

/s/ MATTHEW D. BLOCH

Matthew D. Bloch